Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) 11 November 2013

PRIMA BIOMED UPDATES CVAC DEVELOPMENT PROGRAM; CLINICAL TRIAL FOCUS ON

SECOND-REMISSION OVARIAN CANCER PATIENT POPULATION

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”), in its most recent quarterly call, provided significant updates to its CVac™ clinical development program.

Prima previously reported all progression-free survival data from its CAN-003 protocol, a 63-patient phase 2 trial of CVac for the treatment of epithelial ovarian cancer in remission after standard first- or second-line treatment. In 20 patients in second remission on the CAN-003 trial, CVac conferred approximately a 50% increase in progression free survival as compared to observation only (7.69 months versus 5.14 months; HR=0.41; p=0.09).

Prima will move forward with a 210-patient phase 2, multicentre, randomized, and controlled trial of CVac for the maintenance treatment of platinum sensitive, epithelial ovarian cancer patients who achieve remission after second-line platinum-based treatment. This trial will be conducted as an amendment to the CAN-004 protocol. The primary endpoint for this study will be Overall Survival (OS); secondary endpoints include progression-free survival (PFS), adverse events, and immune monitoring.

Prima will also move forward with a 40-patient pilot, multicentre, single-arm trial of CVac for the maintenance treatment of resected pancreatic cancer patients. This trial will assess OS, PFS, adverse events, and immune monitoring.

Matthew Lehman, Prima’s CEO: “Though based on a small cohort of 20 patients, we are pleased to see a strong clinical signal in the second-remission ovarian cancer patient population from the CAN-003 trial. Ovarian cancer has proven a very difficult cancer to treat. We are excited to move forward with our 210-patient trial of this second-remission patient population. If we are able to confirm similar results as the CAN-003 trial, we would have compelling proof of clinical concept for CVac to treat ovarian cancer.”

The Company further advised that it will not enrol additional first-remission ovarian cancer patients onto the CAN-004 trial and that it will not commence trials of triple-negative breast and colorectal cancers. There are currently 76 randomized patients in first-remission on the CAN-004 trial; these patients will be allowed to continue on the protocol and will be analysed separately to the second-remission cohort.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889